SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 1)

Bonds.com Group, Inc.
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

098003106

(CUSIP Number)

Andrew C. Peskoe, Esq.

 Golenbock Eiseman Assor Bell & Peskoe LLP,

437 Madison Avenue, New York, New York 10022

(212-907-7300)
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 8, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Michel Daher
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 114,285,714[1]
	8)	SHARED VOTING POWER 171,428,572[2]
	9)	SOLE DISPOSITIVE POWER 114,285,714[1]
	10)	SHARED DISPOSITIVE POWER 171,428,572[2]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 285,714,286[3]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.2%
14)	TYPE OF REPORTING PERSON IN

1.

Includes 57,142,857 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 57,142,857 shares of Common Stock issuable upon exercise of Warrants.

2.

Includes 85,714,286 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,286 shares of Common Stock issuable upon exercise of Warrants.

3.

Includes 142,857,143 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 142,857,143 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Abdallah Daher
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS AF
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 0
	8)	SHARED VOTING POWER 171,428,572[1]
	9)	SOLE DISPOSITIVE POWER 0
	10)	SHARED DISPOSITIVE POWER 171,428,572[1]
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,428,572[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14)	TYPE OF REPORTING PERSON IN

1.

Includes 85,714,286 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,286 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Daher Bonds Investment Company
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 171,428,572[1]
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 171,428,572[1]
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,428,572[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.2%
14)	TYPE OF REPORTING PERSON OO

1.

Includes 85,714,286 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 85,714,286 shares of Common Stock issuable upon exercise of Warrants.

CUSIP NO.: 098003106

1)	NAME OF REPORTING PERSON Mida Holdings
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3)	SEC USE ONLY
4)	SOURCE OF FUNDS WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7)	SOLE VOTING POWER 114,285,714[1]
	8)	SHARED VOTING POWER 0
	9)	SOLE DISPOSITIVE POWER 114,285,714[1]
	10)	SHARED DISPOSITIVE POWER 0
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,285,714[1]
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.3%
14)	TYPE OF REPORTING PERSON OO

1.

Includes 57,142,857 shares of Common Stock issuable upon conversion of shares of Series E-2 Convertible Preferred Stock and 57,142,857 shares of Common Stock issuable upon exercise of Warrants.

This Amendment No. 1 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2011 (as amended, the “Schedule 13D”). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 3.

Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On June 8, 2012, DBIC purchased from the Issuer 24 Units at a purchase price of $100,000 per Unit for an aggregate cash purchase price of $2,400,000 (which was provided solely out of its working capital), and Mida purchased from the Issuer 16 Units at a purchase price of $100,000 per Unit for an aggregate cash purchase price of $1,600,000 (which was provided solely out of its working capital).  Each Unit consisted of 100 shares of Series E-2 Convertible Preferred Stock and Warrants to purchase 1,428,571 shares of Common Stock.

ITEM 5.

Interests in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Collectively, the Reporting Persons beneficially own 285,714,286 shares, or 73.2%, of the Issuer’s Common Stock. These percentages are derived from an assumed total number of shares of Common Stock outstanding of 104,354,190 as of May 17, 2012, based on information in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012.

(b)

Michel Daher, as a Manager of DBIC, has the shared power to vote or to direct the vote or to dispose or direct the disposition of 171,428,572 shares of Common Stock and, as the Manager of Mida, has the sole power to vote or to direct the vote or to dispose or direct the disposition of 114,285,714 shares of Common Stock.  Abdallah Daher, as a Manager of DBIC, has the shared power to vote or to direct the vote or to dispose or direct the disposition of 171,428,572 shares of Common Stock. DBIC has the sole power to vote or to direct the vote or to dispose or direct the disposition of 171,428,572 shares of Common Stock.  Mida has the sole power to vote or to direct the vote or to dispose or direct the disposition of 114,285,714 shares of Common Stock.

(c)

Not applicable.

(d)

Not applicable

(e)

Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and supplemented as follows:

Pursuant to a Unit Purchase Agreement, dated as of June 8, 2012 (the "Purchase Agreement"), between the Issuer, DBIC, Mida and the other parties thereto, DBIC acquired 24 Units at a purchase price of $100,000 per Unit and Mida acquired 16 Units at a purchase price of $100,000 per Unit.  Each Unit consisted of 100 shares of the Issuer’s Series E-2 Convertible Preferred Stock (“Series E-2 Preferred Stock”) and Warrants to purchase 1,428,571 shares of the Issuer’s Common Stock.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.

Description

1.

Letter Agreement, dated as of June 8, 2012, by and among Daher Bonds Investment Company, Mida Holdings, Oak Investment Partners XII, Limited Partnership, GFINet Inc., Bonds MX, LLC and XOL Holding S.A.L. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of the Issuer filed on June 13, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: June 15, 2012

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

Daher Bonds Investment Company

By:	/s/ Michel Daher
Name: Michel Daher
Title: Manager

Mida Holdings

By:	/s/ Michel Daher
Name: Michel Daher
Title: Manager